October 2, 2007
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

RE:	Eagle Rock Energy Partners, LP (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed August 28, 2007
File No. 333-144938
Dear Ms. Parker:
     Thank you for the comments included in your letter dated September 13, 2007. I am providing the enclosed responses on behalf of the Company. Each of your comments is reproduced below, with specific responses following each comment.
General
1.	We note that you have included in this amendment common units that were registered on a previously filed Form S-1 (file no. 333-140370), pursuant to Rule 429. Please include a revised fee table in your next amendment to show the additional shares being included in this S-1.

Response:

We note your comment and have included the fee table on the cover page of the registration statement.

2.	We note your response to our prior comment 1. In the “Incorporation by Reference” section state that the reports you filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 are available on your website and provide the address of your website. Update the disclosure in the prospectus for the Schedule 13D/A filed on September 6, 2007.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 2, 2007

Response:

We note your comment and have included on page 138 a reference to our website in the “Incorporation by Reference” section.

We note your comment on the Schedule 13D/A. The information on the Schedule 13D/A is included in the Beneficial Ownership table on page 87.

3.	We note your response to our prior comment 2 and reissue it.

Response:

We note your comment and acknowledge that we cannot go effective prior to the filing of the Form 8-K/A, which will include the financial statements and pro forma information relating to certain of our recent acquisitions. After we file the Form 8-K/A and assuming we have cleared all comments with you, we plan to file a pre-effective amendment that (i) will include the Form 8-K/A in the “Incorporation by Reference” section, (ii) will include a reference to the registered public accounting firms that are providing opinions in the Form 8-K/A in the “Experts” section, and (iii) will include the appropriate consents for the registered public accounting firms that are providing opinions in the Form 8-K/A. Again, assuming we have cleared all comments with you, we would also request accelerated effectiveness upon filing this final pre-effective amendment.
Summary
Ownership of Eagle Rock Energy Partners, L.P., page 3
4.	We note your response to our prior comment 3 and reissue it in part. Please provide the abbreviations that you use in the registration statement for each of the entities shown on the organizational chart. Also, identify the members of management who beneficially own interests in NGP Investors.

Response:

We note your comment and have included in the organization chart on page 3 abbreviations used in the registration statement. Additionally, we have included a cross-reference to the beneficial ownership table on page 87 for an explanation of the ownership by management of Eagle Rock Holdings, L.P. and Montierra Minerals & Production, L.P.
Risk Factors
“The amount of cash we have available for distribution to holders of our common stock units...”, page 25
5.	Revise this risk factor to delete the mitigating language regarding the fact that you have paid full distributions for the December 2006, March 2007 and June 2007 quarters.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 2, 2007

Response:

We note your comment and have deleted the mitigating language on page 26.
Management
Directors and Executive Officers, page 74
6.	We note your response to our prior comment 6. We also note your disclosure in your Form 10-K filed on April 2, 2007 on page 66 in regard to the compensation committee of Eagle Rock Energy G&P, LLC designing a comprehensive executive compensation program for your executives. Accordingly, please provide the information required by Items 402 and 407 of Regulation S-K.

Response:

We note your comment and have provided, starting on page 78, the required information under Items 402 and 407(e)(4) of Regulation S-K for the year ended December 31, 2006. Additionally, starting on page 80, we have included updates regarding our compensation program for 2007. Our response to this comment follows the format discussed with our examiner by telephone conference on September 18.

For your convenience, we have included the full text of this response as Exhibit A to this letter.
Selling Unitholders, page 75
7.	We note your response to our prior comment 8 and reissue it in part. Identify the natural person with power to vote or dispose of the securities of Tortoise Capital Resources Corporation. Since it is listed as a selling unitholder, you should be able to obtain this information.

Response:

We note your comment and have modified footnote (23) on page 92 to reflect the members of the Management Committee of Tortoise Capital Advisors, LLC, which are the natural persons with power to vote or dispose securities of Tortoise Capital Resources Corporation.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
October 2, 2007

8.	We note your response to our prior comment 9 and reissue it in part. Identify in the prospectus the selling unitholders who are broker-dealers as underwriters unless you can state that they obtained the units they are reselling as compensation for investment banking services.

Response:

We note your comment and have identified Lehman Bros. Inc., a broker-dealer, as an underwriter on page 89.
     Finally, we note the guidance you provide in your letter regarding a request for acceleration and the other matters addressed in the closing paragraphs of your letter, and advise you that we will comply with those requirements at the appropriate time. In the meantime, please do not hesitate to call with any questions or additional comments regarding the amendment to the Form S-1 and this letter. If we can facilitate your review by arranging for the appropriate Company personnel to contact the staff directly, we would be happy to do so. I can be reached at (713) 951-5864.

Very truly yours,
/s/ Thomas R. Lamme

Thomas R. Lamme

EXHIBIT A

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion of executive compensation contains references to our employee benefit plan and an employment agreement of our Chief Financial Officer. These descriptions are qualified in their entirety by reference to the full text of the plan or employment agreement, which have been filed by us as exhibits to our report on Form 10-K with the U.S. Securities and Exchange Commission.

Overview of Executive Officer Compensation

As a publicly traded limited partnership, we do not have directors, officers or employees. Instead, our operations are managed by our general partner, Eagle Rock Energy GP, L.P., which in turn is managed by its general partner, Eagle Rock Energy G&P, LLC, which we refer to in this section of the prospectus as “G&P”. When we refer to “our employees” or “our officers” or similar statements, we are referring to individuals who are employed by G&P and serve us or who hold officer positions for G&P and serve us. Employee costs, such as salaries, bonuses, benefits, reimbursements and other cash payments, are funded by payments received by G&P through an Omnibus Agreement, which G&P entered into with us, along with other of our affiliates, in connection with our initial public offering on October 24, 2006.

Prior to our initial public offering, as a private company, compensation arrangements were determined on an individual basis and resulted primarily from negotiations between our management group and our private equity investors. These private equity investors are funds of Natural Gas Partners, which we refer to in this section of the prospectus as NGP.

Because we now are a publicly-traded limited partnership, we have altered our internal organization to follow the guidelines and processes of the appropriate governance standards for a publicly traded limited partnership, including standards that apply to executive compensation decisions. As of the date of this prospectus, G&P has seven members of the Board of Directors, three of whom are independent board members as determined in accordance with the Nasdaq Global Market standards for independence. Three members of the Board of Directors, William J. Quinn, Philip B. Smith, and William A. Smith, serve as our Compensation Committee, which we refer to in this section of the prospectus as “Compensation Committee” or “Committee”. Messrs. P. Smith and W. Smith meet the standards for independence under the Nasdaq Global Market. Mr. Quinn is a managing partner of the NGP private equity funds.

Starting in 2007, the Compensation Committee became responsible for establishing compensation for the executive officers, approving compensation policies for G&P, approving incentive programs, and determining the total compensation for our executive officers, including our Chief Executive Officer, to be paid by G&P. Since early 2007, the Committee has worked to design a comprehensive executive compensation program which is intended to attract, motivate, and retain key executives and to reward executives for creating and improving the value of our company. The Compensation Committee is designing a program that will foster a performance-oriented environment by tying a significant portion of each executive’s cash and equity compensation to the achievement of performance targets that are important to us and our unitholders. Our executive compensation program will have three principal elements: base salary, cash bonuses and equity grants.

Discussion and Analysis of 2006 Executive Compensation

As described above, until our initial public offering in late 2006, we did not have a separate Compensation Committee, as such. Therefore, compensation arrangements were handled on an individual basis as the result of negotiations between management and NGP. All of our operations were managed through a holding company limited partnership, Eagle Rock Holdings, L.P., which we refer to as “Holdings” throughout this prospectus. Holdings was founded by our initial management team and NGP. During 2006, as in prior years, the Chief Executive Officer of the general partner of Holdings, Alex A. Bucher, primarily handled the negotiations with NGP on compensation and made recommendations to NGP for the base salaries, bonus awards and ownership in Holdings for the executive officers, including himself as Chief Executive Officer. At all times during 2006, NGP controlled the general partner of Holdings and held three out of the five manager positions that comprised the board of managers of the general partner of Holdings, which we refer to as the “Holdings Board” in this section of the prospectus. The other two managers comprising the Holdings Board were Alex A. Bucher and Joan A.W. Schnepp, original founders of the company (with NGP).

Except for Richard W. FitzGerald, all base salaries for named executive officers in 2006 were set by the Holdings Board in the manner described above for years prior to 2006, and they mostly reflect a simple cost-of-living adjustment to 2005 base salaries. Mr. FitzGerald became our Chief Financial Officer in connection with our initial public offering in late 2006 when he accepted and executed a negotiated employment agreement. Mr. FitzGerald’s employment agreement and total compensation for 2006, including his base salary, were negotiated in similar fashion as described above for years prior to 2006, with Mr. FitzGerald initially negotiating with Mr. Bucher and then Mr. Bucher negotiating with the Holdings Board. Except for Mr. FitzGerald’s employment agreement, no other named executive officer in 2006 worked under an employment agreement.

Although potential bonus awards were considered during 2006 by the Holdings Board, the Board of G&P and the Compensation Committee, and discussed with management at various times during 2006, the Compensation Committee ultimately chose not to authorize payment of bonuses to management for 2006.

As mentioned above, during 2006, the Holdings Board, the Board of G&P, and the Compensation Committee considered ownership in Holdings in determining an appropriate level of compensation for the named executive officers (including bonus compensation). Coming into 2006, all of the named executive officers (except Mr. FitzGerald, who joined Eagle Rock in 2006) held direct, non-incentive equity ownership in Holdings based on prior capital contributions, which capital contributions were either made at the time of initial founding (in the case of Mr. Bucher and Ms. Schnepp) or at the time of initial employment (in the case of Messrs. Garcia and Puckett). At the time of his employment in 2006, Mr. FitzGerald was offered an opportunity to invest in Holdings, and Mr. FitzGerald made a capital contribution on similar terms to the other named executive officers, resulting in non-incentive equity ownership.

In addition to this direct, non-incentive ownership, prior to 2006, all of the named executive officers (with the exception of Mr. FitzGerald who joined Eagle Rock in 2006), and certain other executive officers, had been granted incentive interests in Holdings in the form of various “tier” units or options, which were designed to create incentives for the management of the private company to reach certain pre-determined payout goals. During 2006, in addition to grants made to other executive officers, the Holdings Board granted incentive interests in Holdings to the named executive officers (in two separate grants, in April and September of 2006) so that the named executive officers received incentive interests, which, if and when the payment goals at the Holdings’ level are achieved, would entitle the named executive officers to the percentage of overall distributions from Holdings as follows:

	Tier I	Tier II	Tier III

Alex A. Bucher	—	0.0022%	0.11%
Richard W. FitzGerald	0.72%	—	0.11%
Alfredo Garcia	0.63%	—	0.11%
William E. Puckett	0.36%	—	0.11%
Joan A.W. Schnepp	—	0.0014%	0.11%

Because the incentive interests at Holdings represent an interest in the future profits of Holdings and receive distributions and allocations only from Holdings’ cash and net income, these incentive interests are not an additional burden on, or dilution to, the returns on our common units (beyond such dilution or burden that already exists by virtue of the incentive distribution rights and general partner interests held by our general partner and the common units and subordinated units held by Holdings). These incentive interests are solely a burden on, and dilution to, the returns of the equity owners of Holdings, including NGP as the substantial majority owner of Holdings.

In addition to the amounts described above, upon becoming a publicly-traded limited partnership, G&P’s Board adopted the 2006 Long-Term Incentive Plan of Eagle Rock Energy Partners, L.P., which we will refer to in this section of the prospectus as the LTIP. The LTIP is described in further detail below. Under the LTIP, the Compensation Committee and the G&P Board caused Eagle Rock to grant to each of Mr. FitzGerald and Mr. Puckett 10,000 restricted common units, which vest annually in equal increments over a three-year vesting period beginning October 24, 2006 as a reward for the successful performance of Eagle Rock and to better align each officer’s overall compensation with other members of senior management. These awards also align Mr. FitzGerald and Mr. Puckett’s interests with the interests of the public unitholders.

Discussion and Analysis of Updates to the Executive Compensation Program for 2007

As stated above, the executive compensation program for 2006 was based on our history as a private company funded by one private equity source, NGP. For 2007 and for future years, the principles, processes, and goals used for setting compensation are necessarily different on account of our now being a publicly-traded limited partnership.

Our Compensation Committee now oversees the development and implementation of our executive compensation program. During 2007, through the date of this prospectus, our Compensation Committee has met four times for formal meetings of the Committee at which Messrs. Quinn and P. Smith were present for all of those meetings. Mr. W. Smith was appointed to the Committee on September 15, 2007, and there have been no formal meetings since that date.

Additionally, the Committee, including Mr. W. Smith after September 15, 2007, has met informally at various times with management and with representatives of executive compensation consulting firms to gain more information on levels of compensation paid to similarly situated executive officers. As of the date of this prospectus, the Committee has not retained an outside executive compensation consultant, although the Committee periodically will reassess the need for engaging an outside executive compensation consultant.

During 2007, the Committee has focused on establishing an executive compensation program which is intended to attract, motivate, and retain key executives and to reward executives for creating and improving the value of our company. The goal of the program is to foster a performance-oriented environment by tying a significant portion of each executive’s cash and equity compensation to the achievement of performance targets that are important to us and our public unitholders. The Committee will analyze all facets of our named executive officers’, as well as all other officers’, total compensation based on these goals, which are still being developed within the Committee, and will utilize surveys of public information of peer group companies to develop a range of overall compensation as a benchmark for our named executive officers overall compensation. Because we have become a combination of both midstream assets and upstream assets, which is not a typical combination for publicly traded limited partnerships, part of the Committee’s ongoing evaluation process will be to identify and develop an appropriate peer group to add in this benchmarking process.

Our executive compensation program will have three principal elements: base salary, cash bonuses and equity.

Base Salary

The Committee will analyze the appropriateness of base salaries through two primary means. First, as mentioned above, through surveys of public information of our peer group, which the Committee continues to identify and develop, as part of the named executive officer’s overall compensation. Second, the Committee will review base salaries on an annual basis to determine if the performance of both Eagle Rock (as an overall enterprise) and the executive officers (as a group and individually) support the continued or adjusted base salary. Currently, for 2007, the Committee has not set specific performance factors or goals for the executive officers; however, it will continue to evaluate the appropriate levels of performance factors and goals as a tool to measure and reward performance. The Committee will set internal performance factors and goals for the executive officers for 2008.

Cash Bonuses

For 2007 the Committee intends to make bonus determinations and award incentive bonuses on a discretionary basis based on a review of the named executive officer’s performance and Eagle Rock’s overall performance. These determinations will not be made based on predetermined performance goals or factors. For 2008 and for subsequent years, the Committee intends to make bonus determinations and award incentive bonuses to named executive officers, as well as all officers, based on a number of internal financial performance factors and goals for Eagle Rock. These measures are in the process of being developed through an iterative effort by the Committee based on input from the Chief Executive Officer and other senior management members.

Equity

Restricted Units under the LTIP

The Committee intends to use grants of restricted common units from the LTIP as a primary equity incentive for executive officers. Under the LTIP, the Committee has the right to grant awards of up to 1,000,000 common units in the form of option awards or other types of incentive grants. However, the Committee thus far has determined that it is in the best interest of the publicly-traded limited partnership to make only grants of restricted common units because of the important sense of ownership created by these grants, which the Committee believes will align the executive officers and other recipients more closely with our public unitholders. As of the date of this prospectus, 527,221 restricted common units are outstanding under the LTIP and have been granted to employees, officers, and directors of G&P. These grants have been made under restricted common unit award agreements, which vest annually in equal increments over a three-year vesting period. Under the current form of the award agreement, quarterly distributions from Eagle Rock that are declared and paid on restricted common units under the LTIP are paid directly to the holder of such restricted common units. Prior to May 2007, the previous form of the award agreement provided that quarterly distributions from Eagle Rock, that were declared and paid on restricted common units under the LTIP, were held by Eagle Rock for the benefit of the holder of the restricted common units until the restricted common units vested or for the benefit of Eagle Rock if the restricted common units were forfeited prior to vesting. In general, the restricted common units are forfeited upon termination of the holder’s employment with G&P.

Incentive Interests in Holdings

Although the Committee does not control the ability to issue any equity ownership in Holdings, which is controlled by NGP, the Committee from time-to-time may request from NGP, and from Holdings, information regarding equity interests at the Holdings level that have been granted to our officers by the Holdings Board. The Committee will use this information in determining appropriate levels of grants from the LTIP as well as in making overall compensation decisions. Holdings currently owns 2,187,871 common units and 20,691,495 subordinated units as well as the incentive distribution rights owned by our general partner (although certain economic value in these incentive distribution rights has been assigned to Montierra — for a description of the Montierra transaction, see “Certain Relationships and Related Party Transactions — Montierra and Co-Invest Agreement”).

The ownership structure in Holdings consists of direct equity ownership, based on prior capital contributions by NGP as well as certain members of our management, and incentive interests. The incentive interests, which consist of several “tiers” of incentive interests, represent an interest in the future profits of Holdings and were intended to be treated as “profits interests” for federal income tax purposes. The incentive interests are subject both to vesting requirements and to meeting defined cumulative cash payout amounts distributed to equity owners of Holdings within a certain time period. Because these payout amounts are considered confidential performance targets of Holdings and because of the proprietary and competitive nature of the Holdings structure to NGP, we have been requested by NGP not to disclose these performance targets in this prospectus. The first of these incentive tiers has met its payout goal and, therefore, is subject only to vesting requirements, some of which have been met for holders of this tier who acquired these interests prior to January of 2006.

The incentive interests were originally provided to members of management when we were a private company. Because there are incentive interests that from time-to-time have been forfeited or that remain unallocated, the Holdings Board may grant or re-grant incentive interests to our executive officers, as well as our other employees. In the Summary Compensation Table, we show these grants as “Other Compensation”.

On September 21, 2007, the Holdings Board granted an aggregate of 1,189,574 incentive interests (consisting of different “tiers” of incentive interests) to members of our existing management group, including our Chief Executive Officer, Joseph A. Mills, who received an aggregate of 680,172 incentive interests (none of which were in the first tier of incentive interests). These incentive interests are subject to vesting and payout targets, as discussed above. After the grant on September 21, 2007, all incentive interests authorized to be granted by the Holdings Board had been granted and none remained unallocated and available for future grant. As a result, future grants (after September 21, 2007) of incentive interests at Holdings will only occur if the Holdings Board determines to create additional incentive interests or if a current holder of incentive interests forfeits his/her incentive interests such that there are unallocated incentive interests available for grant or re-grant by the Holdings Board.

Because the incentive interests at Holdings represent an interest in the future profits of Holdings and receive distributions and allocations only from Holdings’ cash and net income, these incentive interests are not an additional burden on, or dilution to, the returns on our common units (beyond such dilution or burden that already exists by virtue of the incentive distribution rights and general partner interests held by our general partner and the common units and subordinated units held by Holdings). On the contrary, such incentive interests are solely a burden on, and dilution to, the returns of the equity owners of Holdings, including NGP as the substantial majority owner of Holdings. We strongly believe that having a substantial component of our executive officers’ equity incentives funded in this manner is a competitive advantage for us and our common unitholders by potentially lowering our overall costs related to executive officer salaries, which, in turn, should increase returns to our common unitholders.

Equity Interests in Montierra

Although the Committee does not control the ability to issue any equity ownership in Montierra, which is controlled by NGP, the Committee from time-to-time may request from NGP, and from Montierra, information regarding equity interests at the Montierra level owned by our officers. The Committee will use this information in determining appropriate levels of grants from the LTIP as well as making overall compensation decisions for these officers. Montierra, which is controlled by NGP but which is partially owned by our Chief Executive Officer, Joseph A. Mills, currently owns 2,849,069 common units as well as the economic interest of certain incentive distribution rights owned by our general partner (“Certain Relationships and Related Party Transactions — Montierra and Co-Invest Agreement”).

In determining Mr. Mills’ compensation for 2007, the Committee, during and after the negotiations for the Montierra acquisition, considered Mr. Mills’ ownership of Montierra in determining his salary and additional compensation. For a description of Mr. Mills’ ownership of Montierra, see “Security Ownership of Certain Beneficial Owners and Management”.

As with Holdings’ incentive interests, we strongly believe that having a substantial component of Mr. Mills’ equity incentives funded through his ownership in Montierra is a competitive advantage for us and our common unitholders by potentially lowering our overall costs related to his salary, which, in turn, should increase returns to our common unitholders.

Changes in Named Executive Officers and New Chief Executive Officer

Effective January 31, 2007, Joan A.W. Schnepp, a named executive officer for 2006, resigned. In connection with her resignation, we entered into a separation agreement, which includes an obligation of

Ms. Schnepp to provide consulting services in accordance with the agreement through March 15, 2008. Under the agreement Ms. Schnepp will be entitled to receive payments in the sum of $300,000, which is equal to eighteen months of her base salary, less deductions required by law, payable in equal or nearly equal installments ending on the last payroll date on or before March 15, 2008. Additionally, G&P agreed to continue to pay, on Ms. Schnepp’s behalf, the cost of continuing her health, dental and vision coverage until the earlier of March 10, 2008 or when she becomes eligible for any similar type of benefit plan.

Effective, May 1, 2007, in connection with completing the Montierra transaction (see “Certain Relationships and Related Party Transactions — Montierra and Co-Invest Agreement”), Joseph A. Mills became our Chief Executive Officer. Alex A. Bucher, our previous Chief Executive Officer, was named President and Chief Operating Officer. In connection with his appointment, Mr. Mills began earning an annual salary of $250,000. Additionally, on May 15, 2007, the Compensation Committee granted Mr. Mills a total of 85,000 restricted common units under the LTIP, which vest annually in equal increments over a three year vesting period beginning May 15, 2007. As further incentive, on September 21, 2007, the Holdings Board granted Mr. Mills incentive interests with an aggregate sharing percentage of 2.45% of Holdings, which are subject to vesting requirements as well as meeting payouts, as described above (none of which are in the first tier for which the payout target has already been achieved). For a discussion of the Holdings equity, see above under “Discussion and Analysis of Updates to the Executive Compensation Program for 2007”.

Effective June 15, 2007, Mr. Bucher resigned from all offices and positions with G&P and its affiliates. Mr. Bucher did not receive any severance payments in connection with his resignation, and we do not have any obligations to make payments to Mr. Bucher based on his resignation.

Compensation Tables for 2006

Summary Compensation Table

The table below sets forth information regarding 2006 compensation for our named executive officers:

								Change in
								Pension Value
								and
								Nonqualified
							Non-Equity	Deferred
						Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Unit		Awards	Compensation	Earnings	Compensation	Total
Name and Principal Position	Year	($)	($)(3)	Awards ($)		($)(3)	($)	($)	($)	(%)($)

Alex A. Bucher, Jr.	2006	$195,833	—	—		—	—	—	$7,833(5)(8)	$203,667
President and Chief Executive Officer, Director(1)
Richard W. FitzGerald,	2006	$72,050	—	$187,500	(4)	—	—	—	$—(8)	$269,550
Senior Vice President,
Chief Financial
Officer and
Treasurer(2)
Alfredo Garcia	2006	$171,666	—	—		—	—	—	$6,867(5)(8)	$178,533
Senior Vice
President, Corporate
Development
William E. Puckett	2006	$174,999	—	$187,500	(4)	—	—	—	$33,750(6)(8)	$406,249
Senior Vice
President, Commercial
Operations
Joan A. W. Schnepp(7)	2006	$195,832	—	—		—	—	—	$7,833(5)(8)	$203,666
Executive Vice President

(1)	Mr. Bucher was President and Chief Executive Officer of Eagle Rock Energy G&P, LLC, the general partner of Eagle Rock Energy GP, L.P., which is the general partner of Eagle Rock, the publicly traded limited partnership, referred to as the “Partnership”, until May 1, 2007, at which time he ceased to be Chief Executive Officer. Mr. Bucher continued to serve as President and Chief Operating Officer Eagle Rock Energy G&P, LLC, the general partner of Eagle Rock Energy GP, L.P. which is the general partner of the Partnership until such time as his resignation from such positions became effective on June 15, 2007.

(2)	Mr. FitzGerald began employment on August 24, 2006.

(3)	No bonuses were paid or accrued for executives with regard to 2006 performance, and no options were awarded by the Partnership.

(4)	Represents the dollar amount of 10,000 restricted units awarded to each of Mr. FitzGerald and Mr. Puckett, on or about October 24, 2006, in connection with our initial public offering. Such units vest annually in equal increments over a three-year period beginning October 24, 2006. In determining the dollar amount, such units are valued at $18.75, which is the price of such units at the time of our initial public offering, October 24, 2006, discounted for the delay in cash distribution attributable to such units during the period under which these units remain unvested.

(5)	Represents the amount of deferred compensation that we made to each executive under our 401(k) plan.

(6)	Represents $25,000 cash incentive for employment and $8,750 in deferred compensation that we made under our 401(k) plan.

(7)	Ms. Schnepp was Executive Vice President of Eagle Rock Energy G&P, LLC, the general partner of Eagle Rock Energy GP, L.P. which is the general partner of the Partnership until she resigned effective as of January 31, 2007.

(8)	The named executive officer received grants of incentive interests in Eagle Rock Holdings, L.P. from the Holdings Board. These grants were made prior to Eagle Rock’s initial public offering and were not given any valuation, other than a valuation for tax purposes for which 83(b) protective elections were filed based on a zero value for tax purposes based on substantial risks of forfeiture. For a discussion of the incentive interests granted, see “— Discussion and Analysis of 2006 Executive Compensation.”

The executives listed above have also purchased limited partnership interests in, and are limited partners of, Eagle Rock Holdings, L.P., which owns common units and subordinated units in us as well as incentive distribution rights through its ownership of our general partner. As a result, during 2006 such executives received cash distributions based on their limited partnership interests in Eagle Rock Holdings, L.P. in the following amounts: Mr. Bucher, $1,925,200.02; Mr. FitzGerald, $176,075.33; Mr. Garcia, $520,295.80; Mr. Puckett, 218,187.17, and Ms. Schnepp, $1,108,203.30. We do not consider these amounts to be compensation to these individuals. These amounts are distributions based on their respective ownership in Holdings, which holds the equity in us as described above.

Grants of plan-based awards in 2006

The table below sets forth information regarding grants of plan-based awards made to our named executive officers during 2006.

All Other
Option
								All Other		Awards:	Exercise
		Estimated Future Payouts			Estimated Future Payouts			Unit		Number of	or Base	Grant Date
		Under Non-Equity			Under Equity Incentive			Awards:		Securities	Price of	Fair Value
		Incentive Plan Awards			Plan Awards			Number of		Underlying	Option	of Unit and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Restricted		Options	Awards	Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	Units (#)		(#)	($/Unit)	Awards

Alex A. Bucher, Jr.	—	—	—	—	—	—	—	—		—	—	—
Richard W. FitzGerald	10/24/06	—	—	—	—	—	—	10,000	(1)	—	—	$187,500	(2)
Alfredo Garcia	—	—	—	—	—	—	—	—		—	—	—
William E. Puckett	10/24/06	—	—	—	—	—	—	10,000	(1)	—	—	$187,500	(2)
Joan A.W. Schnepp	—	—	—	—	—	—	—	—		—	—	—

(1)	Represents the amount of restricted units awarded to each of Mr. FitzGerald and Mr. Puckett, on or about October 24, 2006, in connection with our initial public offering. Such units vest annually in equal increments over a three year period beginning October 24, 2006.

(2)	Calculated based upon unit price on October 24, 2006 of $18.75 times the number of unvested restricted unit awards. The price of $18.75 represents the price of such units on October 24, 2006, discounted for the delay in cash distributions attributable to such units during the period which they remain unvested.

Outstanding equity awards at December 31, 2006

The following table summarizes the number of securities underlying outstanding plan awards for each named executive officer as of December 31, 2006.

	Option Awards					Unit Awards
Equity
Incentive Plan
			Equity								Awards:
			Incentive								Market or
			Plan Awards:							Equity Incentive	Payout Value
	Number of	Number of	Number of							Plan Awards:	of Unearned
	Securities	Securities	Securities			Number				Number of	Shares, Units
	Underlying	Underlying	Underlying			of Units		Market Value		Unearned Shares,	or Other
	Unexercised	Unexercised	Unexercised	Option		That Have		of Units That		Units or Other	Rights That
	Options	Options	Unearned	Exercise	Option	Not		Have Not		Rights That Have	Have Not
	(#)	(#)	Options	Price	Expiration	Vested		Vested		Not Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)		($)		(#)	($)

Alex A. Bucher, Jr.	—	—	—	—	—	—		—		—	—
Richard W. FitzGerald	—	—	—	—	—	10,000	(1)	$203,900	(2)	—	—
Alfredo Garcia	—	—	—	—	—	—		—		—	—
William E. Puckett	—	—	—	—	—	10,000	(1)	$203,900	(2)	—	—
Joan A.W. Schnepp	—	—	—	—	—	—		—		—	—

(1)	Represents the amount of restricted units awarded to each of Mr. FitzGerald and Mr. Puckett, on or about October 24, 2006, in connection with our initial public offering. Such units vest annually in equal increments over a three-year period beginning October 24, 2006.

(2)	Calculated based upon stock price at end of the fiscal year of $20.39 times the number of unvested restricted unit awards. This value is not discounted for the delay in cash distributions attributable to such units during the period which they remain unvested.

Employment Agreements and Severance and Change of Control Arrangements

As mentioned previously, at the time of his employment, Richard W. FitzGerald, our Chief Financial Officer, entered into an employment agreement with G&P, which provides for an annual base salary of $200,000. The agreement also entitles Mr. FitzGerald to participate in our compensation and benefit plans, and receive company-provided disability benefits and life insurance and certain other fringe benefits. During 2006, Mr. FitzGerald was granted 10,000 restricted common units under our LTIP. These restricted common units vest annually in equal increments over a three-year vesting period beginning October 24, 2006. Mr. FitzGerald is also eligible to participate in a company-sponsored incentive bonus plan. In addition, the agreement contains a severance provision that provides that if Mr. FitzGerald’s employment is terminated for any reason other than cause, as defined in the agreement, he is entitled to a one-time severance payment in the amount of his annual base salary. As part of his employment agreement, Mr. FitzGerald has also made an investment of $50,000 in Eagle Rock Holdings, L.P. and was granted 150,000 units in Eagle Rock Holdings, L.P., which are subject to vesting restrictions.

Other than Mr. FitzGerald’s employment agreement, we have not entered into any employment agreements or similar arrangements with any other named executive officers. Consequently, other than described above, we do not have any severance obligations or change of control obligations with respect to any named executive officers.

2006 Director Compensation

The table below sets forth certain information concerning the compensation earned in 2006 by our non-employee directors who served in 2006. Information on our employee directors who served in 2006, Alex A. Bucher and Joan A.W. Schnepp, is set forth above for named executive officers.

Change in
Pension Value
	Fees						and
	Earned or					Non-Equity	Nonqualified
	Paid in		Stock		Option	Incentive Plan	Deferred	All Other
	Cash		Awards		Awards	Compensation	Compensation	Compensation	Total
Name	($)		($)		($)	($)	Earnings	($)	($)

Kenneth A. Hersh	—		—		—	—	—	—	—
William J. Quinn	—		—		—	—	—	—	—
John A. Weinzierl	—		—		—	—	—	—	—
William K. White	$11,338	(1)	$93,750	(2)	—	—	—	—	$105,088
Philip B. Smith	$11,338	(1)	$93,750	(2)	—	—	—	—	$105,088

(1)	Reflects fees paid or earned by our non-employee directors in 2006.

(2)	Represents the dollar amount of 5,000 restricted units awarded to each of Mr. W. White and Mr. P. Smith, on or about October 24, 2006, in connection with our initial public offering. Such units vest annually in equal increments over a three-year period beginning October 24, 2006. In determining the dollar amount, such units are valued at $18.75, which is the price of such units at the time of our initial public offering, October 24, 2006, discounted for the delay in cash distribution attributable to such units during the period under which these units remain unvested.

Compensation Committee Interlocks and Insider Participation

As of December 31, 2006, William J. Quinn, Alex A. Bucher and Philip B. Smith served on the Compensation Committee of the Board of Directors of G&P which is the general partner of our general partner. During 2006, Mr. Bucher was both an employee and an officer of G&P. Additionally, during 2006, Mr. Quinn served as a managing partner of the NGP private equity funds. For additional disclosure on relationships of those individuals to Eagle Rock, see Item 13, Certain Relationships and Related Transactions, and Director Independence in our annual report on Form 10-K for the year ended December 31, 2006. In addition, during 2006, none of our executive officers served as a director or as a member of the compensation committee of another company which employs any of our directors or members of our Compensation Committee.